

September 7, 2023

Handong Cheng
Chief Executive Officer
ZW Data Action Technologies Inc.
Room 1811, Xinghuo Keji Plaza, No. 2 Fufeng Road
Fengtai District, Beijing, PRC

> **Re: ZW Data Action Technologies Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Response dated August 24, 2023**
> **File No. 001-34647**

Dear Handong Cheng:

We have reviewed your August 24, 2023 response to our comment letter and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 9C. Disclosure Regarding Foreign Jurisdiction that Prevent Inspections, page 64

1. We note your statement that you reviewed public filings and your material contracts in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission.

Please contact Kyle Wiley at (202) 344-5791 or Christopher Dunham at (202) 551-3783 with any other questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program